July 10, 2025

David T. Doherty
Executive Vice President and Chief Financial Officer
Surgery Partners, Inc.
340 Seven Springs Way, Suite 600
Brentwood , Tennessee 37027

       Re: Surgery Partners, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Response Letter Dated July 8, 2025
           File No. 001-37576
Dear David T. Doherty:

       We have reviewed your July 8, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 26,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
9. Income Taxes, page F-26

1. We note your response to comment 2. With reference to your consolidated statements of operations, please help us better understand how you determined that you were in a cumulative 3-year pre-tax income position as of December 31, 2023 but a pre-tax loss position as of December 31, 2024. Also confirm that you will provide expanded disclosures to communicate to investors the facts and circumstances for the periods presented that support your accounting in future filings.
       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 if
you have questions regarding comments on the financial statements and related matters.
 July 10, 2025
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and
                Services